UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

Commission File Number 0-13829

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Alabama Aircraft Industries, Inc.
Full Name of Registrant

Pemco Aviation Group, Inc.
Former Name if Applicable

1943 North 50th Street
Address of Principal Executive Office (Street and Number)

Birmingham, Alabama 35212
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Alabama Aircraft Industries, Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007 (the “2007 Third Quarter Form 10-Q”) with the Securities and Exchange Commission (“SEC”) within the prescribed time period because the Company requires additional time to complete its consolidated financial statements for the quarter ended September 30, 2007. In particular, the Company needs additional time to record the sale of Pemco World Air Services, Inc. Additionally, the Company is still in the process of providing information necessary for its independent auditor to complete its review procedures in connection with the review of the financial information to be contained in the 2007 Third Quarter Form 10-Q.

The Company expects to file the 2007 Third Quarter Form 10-Q within the five day extension period afforded by SEC Rule 12b-25 under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Randall C. Shealy, Senior Vice President and Chief Financial Officer	(205)	510-4944
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates presenting Pemco World Air Services, Inc. and Pemco Engineers, Inc. as discontinued operations. The Company expects on a preliminary basis to report revenue from continuing operations in the third quarter of 2007 of $14.9 million, a decrease of approximately 31% from revenue from continuing operations of $21.6 million in the third quarter of 2006. The Company expects on a preliminary basis to report revenue from continuing operations in the first nine months of 2007 of $55.4 million, a decrease of approximately 25% from revenue from continuing operations of $73.9 million in the first nine months of 2006. The Company expects on a preliminary basis to report a loss from discontinued operations in the third quarter of 2007 of $0.7 million versus income from discontinued operations of $0.7 million in the third quarter of 2006. The Company expects on a preliminary basis to report income from discontinued operations in the first nine months of 2007 of $2.4 million versus income from discontinued operations of $1.3 million in the first nine months of 2006. The Company expects on a preliminary basis to record a gain on the sale of Pemco World Air Services, Inc. of $7.6 million in the third quarter of 2007. Net loss for the third quarter of 2007 is expected to be on a preliminary basis approximately $1.5 million, compared to a net loss of $0.5 million in the third quarter of 2006. Net income for the first nine months of 2007 is expected to be on a preliminary basis approximately $41,000, compared to a net loss of approximately $23,000 in the first nine months of 2006.

This Form 12b-25 contains forward-looking statements made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by their use of words, such as “estimate,” “expect,” “intend,” “anticipate” and other words and terms of similar meaning, in connection with any discussion of the Company’s financial statements, business, financial condition, results of operations or liquidity. Factors that could affect the Company’s forward-looking statements include, among other things: negative reactions from the Company’s stockholders, creditors or customers to the delay in providing financial information; the impact and result of any litigation, investigation or other action by The Nasdaq Stock Market, the SEC or any other governmental agency related to the Company or its delay in providing financial information; changes in global or domestic economic conditions; the loss of one or more of the Company’s major customers; the Company’s ability to obtain additional contracts and perform under existing contracts, including, without limitation, the KC-135 contract; the outcome of pending and future litigation and the costs of defending such litigation; financial difficulties experienced by the Company’s customers; potential environmental and other liabilities; the inability of the Company to obtain additional financing; waiver of certain pension funding obligations; material weaknesses in the Company’s internal control over financial reporting; regulatory changes that adversely affect the Company’s business; loss of key personnel; and other risks detailed from time to time in the Company’s SEC reports, including its most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to update or revise any forward-looking statements.

Alabama Aircraft Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2007	By:	/s/ Randall C. Shealy
Randall C. Shealy
Sr. Vice President and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).